

May 19, 2014

Via E-mail
Victor Wind
Chief Financial Officer
Forest Oil Corporation
707 17th St. Suite 3600
Denver, CO 80202

> **Re:** **Forest Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Supplemental Response dated April 23, 2014**
> **File No. 001-13515**

Dear Mr. Wind:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

1. We have considered your response to comment 3 in our letter dated April 9, 2014. As noted in our prior comment, management's discussion and analysis should be revised to provide disclosure quantifying the dollar impact of each causal factor cited in describing material changes in your financial statements. Refer to Item 303(A)(3) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2 – Property and Equipment, page 65

2.   We note your response to comment 5 in our letter dated April 9, 2014. Please tell us about the activities being performed with regard to unproved properties that require a period of ten years before the related costs can be reclassified to proved properties. In addition, please provide additional information explaining the statement in your response that you "did not consider any unproved property or project to which unproved property costs relate to be individually significant to warrant disclosure."

        You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        /s/ Ethan Horowitz

                        Ethan Horowitz
                        Branch Chief